Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (330) 490-4555

Thomas W. Swidarski, Chief Executive Officer
Diebold, Inc.
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077

> **Re:** **Diebold, Inc.**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 001-04879**

Dear Mr. Swidarski:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 12

1. You refer to this section as "Compensation Disclosure and Analysis". Please use the correct phraseology for the information required to be disclosed pursuant to Item 402(b) of Regulation S-K, which is "Compensation Discussion and Analysis."

2. Please add disclosure addressing the Committee's analysis of the information contained in the tally sheets and how the evaluation of this information resulted in specific awards for the fiscal year or modifications to the manner in which you implement your compensation program. Ensure that your disclosure explains and places in context how and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.

3. Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis. Refer to Section II.B.1 of Commission Release No. 33-8732A.

Market Benchmarking of Executive Compensation, page 13

4. Please specify how each element of compensation relates to the data you analyzed from the comparator companies. Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why.

Pay Setting Process, page 14

5. Please expand the disclosure pertaining to the relationships between management, the Committee, and Towers Perrin to provide a materially complete description of each consultant's role with Diebold. Include a description of the nature and scope of the assignments of the consultant and how its role and responsibilities differ depending on whether the consultant was engaged by the Committee or management. See Item 407(e)(3)(iii) of Regulation S-K. In addition, to the extent the consultant maintains multiple relationships with the company, please

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disclose this and describe the consultant's responsibilities based on the capacity in which Diebold engaged the consultant.

6. Please elaborate on Mr. Swidarski's role in Diebold's compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not he makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation and the extent to which he attends Compensation Committee meetings or meets with the consultants used by the Committee.

Annual Bonuses, page 15

7. Please discuss the specific items of individual performance used to determine bonus payments and how you structure your incentive bonuses around such individual objectives. To the extent discretion can be or has been exercised with respect to the awarding of incentive compensation absent attainment of the relevant performance goals, please identify any particular exercises of discretion and state to whom it applied. See Items 402(b)(2)(vi)-(vii) of Regulation S-K. Since the Committee's consideration of individual performance did result in a payout for the last fiscal year, please provide appropriate qualitative and quantitative disclosure.

8. Please disclose the financial performance-related factors that are tied to 2007 incentive compensation in accordance with Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that such disclosure is not required because it would result in competitive harm and allow you to omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. For example, consider disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Compensation Committee Report, page 22

9. Please comply with the requirements of paragraph (e)(5)(i)(A) of Item 407 of Regulation S-K, which dictates that you must state whether the Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management.

2006 Pension Benefits, page 27

10. With respect to the named executive officers who participate in multiple plans, please expand the narrative to the Pension Benefits table to include a materially complete discussion of the reasons for multiple participation and the different purposes of each plan. In addition, to the extent applicable, please describe your policies regarding the granting of extra years of credited service. See Item 402(h)(3)(iv) and (v) of Regulation S-K.

2006 Non-Qualified Deferred Compensation, page 29

11. Pursuant to the Instruction to Item 402(i)(2), please provide a footnote that quantifies the amounts reported in the aggregate balance at last fiscal year end (column (f)) that you previously reported as compensation to the named executive officer in your Summary Compensation Table for previous years.

Post-Termination Payments Table, page 34

12. The aggregate amounts payable for each situation that would generate a payout is not clear. Please expand the tabular presentation to include a row that captures the total amounts payable.

13. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the various employment agreements and change of control arrangements. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor